UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 41

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NRG Energy, Inc.

(Name of Subject Company (Issuer))

Exelon Corporation

Exelon Xchange Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30161N101

(CUSIP Number of Class of Securities)

William A. Von Hoene, Jr. Executive Vice President, Finance and Legal Exelon Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220	Christopher M. Crane President Exelon Xchange Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas A. Cole

Frederick C. Lowinger

Richard W. Astle

Michael A. Gordon

Scott R. Williams

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$6,813,251,397.96	$275,439.96

(1)

The transaction value is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) 289,187,241 (the sum of (a) 265,226,865 shares of NRG Energy, Inc. common stock, par value $0.01 per share (“NRG common stock”) outstanding as of June 15, 2009 (as reported in the definitive proxy statement on Schedule 14A filed by NRG Energy, Inc. (“NRG”) in connection with its 2009 annual meeting of stockholders (the “NRG Proxy Statement”)), (b) 6,650,080 shares of NRG common stock issuable upon the exercise of options, warrants and rights outstanding as of June 15, 2009 (as reported in the NRG Proxy Statement), (c) 20,989,500 shares of NRG common stock issuable upon the conversion of shares of NRG 4.0% preferred stock outstanding as of June 15, 2009 (based on the number of shares of NRG 4.0% preferred stock outstanding reported in the NRG Proxy Statement) and (d) 8,321,796 shares of NRG common stock issuable upon the exercise or vesting of other equity awards outstanding as of June 15, 2009 (as reported in the NRG Proxy Statement), less the sum of (x) 1,000 shares of NRG common stock owned in the aggregate by Exelon Corporation and Exelon Xchange Corporation and (y) 12,000,000 shares of NRG common stock lent by subsidiaries of NRG to affiliates of Credit Suisse Group) and (ii) the average of the high and low sales prices of NRG common stock as reported on the New York Stock Exchange on June 26, 2009 ($23.56).

(2)	Exelon previously paid a filing fee of $249,470.37 to register 135,201,700 shares of its common stock in connection with the original filing of its Registration Statement on Form S-4 (File No. 333-155278) relating to the Offer (as defined below) on November 12, 2008. Since Exelon paid such filing fee, the filing fee rate increased from $39.30 per $1,000,000 of the estimated transaction value to $55.80 per $1,000,000 of the estimated transaction value. The filing fee set forth in the table above consists of (a) $39.30 per $1,000,000 of the first $6,347,846,550.50 of the estimated transaction value and (b) $55.80 per $1,000,000 of the amount by which the estimated transaction value set forth in the table above exceeds $6,347,846,550.50.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$275,439.96

Form or Registration No.:	Form S-4 (File No. 333-155278; $249,470.37 paid with initial filing) and Amendment No. 35 to Schedule TO ($25,969.59 paid with filing)

Filing Party:	Exelon Corporation

Dates Filed:	November 12, 2008 and July 2, 2009, respectively

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Items 1 through 11.

This Amendment No. 41 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on November 12, 2008 by Exelon Corporation, a Pennsylvania corporation (“Exelon”), and Exelon Xchange Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Exelon (“Exelon Xchange”). This Schedule TO relates to the offer by Exelon, through Exelon Xchange, to exchange for each of the issued and outstanding shares of common stock, par value $0.01 per share (the “NRG common stock”), of NRG Energy, Inc., a Delaware corporation (“NRG”), 0.545 of a share of Exelon common stock, without par value (the “Exelon common stock”). The Offer (as defined below) is made on the terms and subject to the conditions contained in the prospectus/offer to exchange, dated November 12, 2008, as amended on December 23, 2008, January 23, 2009, March 9, 2009 and May 20, 2009, and related to the Offer (the “Prospectus”), and in the related Letter of Transmittal (which, together as they may be amended, supplemented or modified from time to time, constitute the “Offer”). Exelon also filed a registration statement on Form S-4 (File No. 333-155278) (the “Registration Statement”) on November 12, 2008, as amended on December 23, 2008, January 23, 2009, March 9, 2009 and May 20, 2009, relating to the Offer, of which the Prospectus forms a part. The terms and conditions of the Offer are set forth in the Prospectus and the related Letter of Transmittal, which are set forth as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All information contained in the Prospectus and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 11, except that such information is amended and supplemented to the extent specifically provided herein.

Exelon terminated the Offer on July 21, 2009. As of 5:00 p.m. New York City time on July 20, 2009, 11,233,115 shares of NRG common stock were tendered into the Offer, which represented over 4% of the outstanding shares of NRG common stock. Exelon has withdrawn the Offer and will not accept any shares of NRG common stock tendered in the Offer. Exelon has instructed the exchange agent to promptly return all shares of NRG common stock to the tendering stockholders.

On July 21, 2009, Exelon and Exelon Xchange terminated the Offer because a number of conditions to the Offer had not been satisfied, including conditions that were not capable of being satisfied prior to the August 21, 2009 expiration date. Under the terms of the Offer, Exelon and Exelon Xchange were entitled to terminate the offer at “any time” if any of the conditions had not been satisfied. As of July 21, 2009, none of the following conditions were satisfied: the regulatory approval condition, the minimum tender condition, the registration statement condition, the Section 203 condition, the preferred stock condition or the shareholder approval condition. Among other conditions, the regulatory approval condition was not capable of being satisfied prior to the August 21, 2009 expiration date. Hearings by the applicable regulatory authorities to consider Exelon’s request for certain of the required regulatory approvals were scheduled to occur after August 21, 2009 and, therefore, such approvals could not be obtained prior to August 21. Specifically, hearings with respect to the required approval by the Pennsylvania Public Utility Commission were scheduled for September 2 through 4, 2009 and hearings with respect to the required approval by the Public Utility Commission of Texas were scheduled for October 15, 2009.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(B)	Notice of Guaranteed Delivery (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc. (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer (Incorporated by reference to Amendment No. 4 to Exelon’s Registration Statement on Form S-4 filed on May 20, 2009)
(a)(5)(A)	Summary Advertisement (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(5)(B)	Verified Complaint for Declaratory and Injunctive Relief, as filed with the Court of Chancery of the State of Delaware by Exelon and Exelon Xchange on November 11, 2008 (Previously filed on Amendment No. 1 to Tender Offer Statement on Schedule TO on November 12, 2008)
(a)(5)(C)	Press Release issued by Exelon, dated November 12, 2008 (Incorporated by reference to Exhibit 99.2 to Exelon’s Current Report on Form 8-K filed on November 12, 2008)
(a)(5)(D)	Communication to Exelon’s employees dated November 12, 2008, made available to Exelon’s employees on November 14, 2008 (Previously filed on Amendment No. 2 to Tender Offer Statement on Schedule TO on November 14, 2008)
(a)(5)(E)	Press Release issued by Exelon, dated November 25, 2008 (Previously filed on Amendment No. 3 to Tender Offer Statement on Schedule TO on November 26, 2008)
(a)(5)(F)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 4 to Tender Offer Statement on Schedule TO on December 2, 2008)
(a)(5)(G)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 5 to Tender Offer Statement on Schedule TO on December 15, 2008)
(a)(5)(H)	Press Release issued by Exelon, dated December 18, 2008 (Previously filed on Amendment No. 6 to Tender Offer Statement on Schedule TO on December 18, 2008)
(a)(5)(I)	Application of Exelon Corporation under Section 203 of the Federal Power Act, dated December 18, 2008 (Previously filed on Amendment No. 7 to Tender Offer Statement on Schedule TO on December 22, 2008)
(a)(5)(J)	NRG Acquisition update sent to Exelon employees on December 22, 2008 (Previously filed on Amendment No. 8 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(K)	Letter sent to certain NRG shareholders on December 23, 2008 (Previously filed on Amendment No. 10 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(L)	Letter sent to NRG shareholders on January 5, 2009 (Previously filed on Amendment No. 11 to Tender Offer Statement on Schedule TO on January 5, 2009)
(a)(5)(M)	Press Release issued by Exelon, dated January 7, 2009 (Previously filed on Amendment No. 12 to Tender Offer Statement on Schedule TO on January 7, 2009)
(a)(5)(N)	Current Report on Form 8-K filed by Exelon on January 20, 2009 (Previously filed on Amendment No. 13 to Tender Offer Statement on Schedule TO on January 20, 2009)
(a)(5)(O)	Earnings release issued by Exelon on January 22, 2009 and excerpts from transcript of earnings teleconference held on January 22, 2009 (Previously filed on Amendment No. 14 to Tender Offer Statement on Schedule TO on January 22, 2009)
(a)(5)(P)	Press Release issued by Exelon, dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(Q)	Notice of Intent by Exelon Corporation to Nominate Individuals for Election as Directors and to Propose Stockholder Business at the 2009 Annual Meeting of Stockholders of NRG Energy, Inc., dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(R)	Presentation for Credit Suisse 2009 Energy Summit, February 2-3, 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 17 to Tender Offer Statement on Schedule TO on February 2, 2009)
(a)(5)(S)	Presentation for Investor Meetings, February 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 18 to Schedule TO on February 10, 2009)
(a)(5)(T)	Letter from counsel to NRG to the U.S. Nuclear Regulatory Commission dated February 4, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(U)	Letter from counsel to Exelon to the U.S. Nuclear Regulatory Commission dated February 10, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(V)	Press Release issued by Exelon, dated February 26, 2009 (Previously filed on Amendment No. 20 to Tender Offer Statement on Schedule TO on February 26, 2009)
(a)(5)(W)	Press Release issued by Exelon, dated March 2, 2009 (Previously filed on Amendment No. 21 to Tender Offer Statement on Schedule TO on March 3, 2009)
(a)(5)(X)	Excerpts from transcript of 2009 Exelon Investor Conference held on March 10, 2009 (Previously filed on Amendment No. 24 to Tender Offer Statement on Schedule TO on March 12, 2009)
(a)(5)(Y)	Press Release issued by Exelon, dated March 17, 2009 (Previously filed on Amendment No. 25 to Tender Offer Statement on Schedule TO on March 17, 2009)
(a)(5)(Z)	Press Release issued by Exelon, dated March 26, 2009 (Previously filed on Amendment No. 26 to Tender Offer Statement on Schedule TO on March 27, 2009)
(a)(5)(AA)	Earnings release issued by Exelon on April 23, 2009 and excerpts from transcript of earnings teleconference held on April 23, 2009 (Previously filed on Amendment No. 28 to Tender Offer Statement on Schedule TO on April 23, 2009)
(a)(5)(BB)	Press Release issued by Exelon, dated May 21, 2009 (Previously filed on Amendment No. 30 to Tender Offer Statement on Schedule TO on May 21, 2009)
(a)(5)(CC)	Press Release issued by Exelon, dated June 17, 2009 (Previously filed on Amendment No. 31 to Tender Offer Statement on Schedule TO on June 17, 2009)
(a)(5)(DD)	Definitive Proxy Statement of Exelon relating to 2009 Annual Meeting of Stockholders of NRG, dated June 17, 2009 (Previously filed on Amendment No. 31 to Tender Offer Statement on Schedule TO on June 17, 2009)
(a)(5)(EE)	Press Release issued by Exelon, dated June 22, 2009 (Previously filed on Amendment No. 32 to Tender Offer Statement on Schedule TO on June 23, 2009)
(a)(5)(FF)	Press Release issued by Exelon, dated June 25, 2009 (Previously filed on Amendment No. 33 to Tender Offer Statement on Schedule TO on June 26, 2009)
(a)(5)(GG)	Exelon notice to investment community dated July 1, 2009 (Previously filed on Amendment No. 34 to Tender Offer Statement on Schedule TO on July 1, 2009)
(a)(5)(HH)	Press Release issued by Exelon, dated July 2, 2009 (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(II)	Investor Presentation, July 2009, “Exelon’s Offer is About Value – Today and Tomorrow” (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(JJ)	Exelon notice to investment community, dated July 2, 2009 (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(KK)	Presentation to RiskMetrics Group and PROXY Governance, Inc., July 2009, “Exelon’s Offer is About Value – Today and Tomorrow” (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(LL)	Transcript of Investor Conference Call, July 2, 2009 (Previously filed on Amendment No. 36 to Tender Offer Statement on Schedule TO on July 6, 2009)
(a)(5)(MM)	Press Release issued by Exelon, dated July 6, 2009 (Previously filed on Amendment No. 36 to Tender Offer Statement on Schedule TO on July 6, 2009)
(a)(5)(NN)	Press Release issued by Exelon, dated July 10, 2009 (Previously filed on Amendment No. 37 to Tender Offer Statement on Schedule TO on July 10, 2009)
(a)(5)(OO)	Press Release issued by Exelon, dated July 15, 2009 (Previously filed on Amendment No. 38 to Tender Offer Statement on Schedule TO on July 15, 2009)
(a)(5)(PP)	Advertisement placed by Exelon, July 16, 2009 (Previously filed on Amendment No. 39 to Tender Offer Statement on Schedule TO on July 16, 2009)
(a)(5)(QQ)	Press Release issued by Exelon, dated July 21, 2009 (Previously filed on Amendment No. 40 to Tender Offer Statement on Schedule TO on July 21, 2009)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Sidley Austin LLP (regarding certain tax matters) (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule TO is true, complete and correct.

Dated August 12, 2009	EXELON CORPORATION

	By:	/s/ Bruce G. Wilson
Name: Bruce G. Wilson Title: Senior Vice President and Deputy General Counsel

EXELON XCHANGE CORPORATION

	By:	/s/ Bruce G. Wilson
Name: Bruce G. Wilson Title: Senior Vice President

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(B)	Notice of Guaranteed Delivery (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc. (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer (incorporated by reference to Amendment No. 4 to Exelon’s Registration Statement on Form S-4 filed on May 20, 2009)
(a)(5)(A)	Summary Advertisement (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)
(a)(5)(B)	Verified Complaint for Declaratory and Injunctive Relief, as filed with the Court of Chancery of the State of Delaware by Exelon and Exelon Xchange on November 11, 2008 (Previously filed on Amendment No. 1 to Tender Offer Statement on Schedule TO on November 12, 2008)
(a)(5)(C)	Press Release issued by Exelon, dated November 12, 2008 (Incorporated by reference to Exhibit 99.2 to Exelon’s Current Report on Form 8-K filed in November 12, 2008)
(a)(5)(D)	Communication to Exelon’s employees dated November 12, 2008, made available to Exelon’s employees on November 14, 2008 (Previously filed on Amendment No. 2 to Tender Offer Statement on Schedule TO on November 14, 2008)
(a)(5)(E)	Press Release issued by Exelon, dated November 25, 2008 (Previously filed on Amendment No. 3 to Tender Offer Statement on Schedule TO on November 26, 2008)
(a)(5)(F)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 4 to Tender Offer Statement on Schedule TO on December 2, 2008)
(a)(5)(G)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 5 to Tender Offer Statement on Schedule TO on December 15, 2008)
(a)(5)(H)	Press Release issued by Exelon, dated December 18, 2008 (Previously filed on Amendment No. 6 to Tender Offer Statement on Schedule TO on December 18, 2008)
(a)(5)(I)	Application of Exelon Corporation under Section 203 of the Federal Power Act, dated December 18, 2008 (Previously filed on Amendment No. 7 to Tender Offer Statement on Schedule TO on December 22, 2008)
(a)(5)(J)	NRG Acquisition update sent to Exelon Employees on December 22, 2008 (Previously filed on Amendment No. 8 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(K)	Letter sent to certain NRG shareholders on December 23, 2008 (Previously filed on Amendment No. 10 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(L)	Letter sent to NRG shareholders on January 5, 2009 (Previously filed on Amendment No. 11 to Tender Offer Statement on Schedule TO on January 5, 2009)
(a)(5)(M)	Press Release issued by Exelon, dated January 7, 2009 (Previously filed on Amendment No. 12 to Tender Offer Statement on Schedule TO on January 7, 2009)
(a)(5)(N)	Current Report on Form 8-K filed by Exelon on January 20, 2009 (Previously filed on Amendment No. 13 to Tender Offer Statement on Schedule TO on January 20, 2009)
(a)(5)(O)	Earnings release issued by Exelon on January 22, 2009 and excerpts from transcript of earnings teleconference held on January 22, 2009 (Previously filed on Amendment No. 14 to Tender Offer Statement on Schedule TO on January 22, 2009)
(a)(5)(P)	Press Release issued by Exelon, dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(Q)	Notice of Intent by Exelon Corporation to Nominate Individuals for Election as Directors and to Propose Stockholder Business at the 2009 Annual Meeting of Stockholders of NRG Energy, Inc., dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(R)	Presentation for Credit Suisse 2009 Energy Summit, February 2-3, 2009, “Exelon + NRG: Committed, Moving Forward” (Previously filed on Amendment No. 17 to Tender Offer Statement on Schedule TO on February 2, 2009)
(a)(5)(S)	Presentation for Investor Meetings, February 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 18 to Schedule TO on February 10, 2009)
(a)(5)(T)	Letter from counsel to NRG to the U.S. Nuclear Regulatory Commission dated February 4, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(U)	Letter from counsel to Exelon to the U.S. Nuclear Regulatory Commission dated February 10, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(V)	Press Release issued by Exelon, dated February 26, 2009 (Previously filed on Amendment No. 20 to Tender Offer Statement on Schedule TO on February 26, 2009)
(a)(5)(W)	Press Release issued by Exelon, dated March 2, 2009 (Previously filed on Amendment No. 21 to Tender Offer Statement on Schedule To on March 3, 2009)
(a)(5)(X)	Excerpts from transcript of 2009 Exelon Investor Conference held on March 10, 2009 (Previously filed on Amendment No. 24 to Tender Offer Statement on Schedule TO on March 12, 2009)
(a)(5)(Y)	Press Release issued by Exelon, dated March 17, 2009 (Previously filed on Amendment No. 25 to Tender Offer Statement TO on March 17, 2009)
(a)(5)(Z)	Press Release issued by Exelon, dated March 26, 2009 (Previously filed on Amendment No. 26 to Tender Offer Statement TO on March 27, 2009)
(a)(5)(AA)	Earnings release issued by Exelon on April 23, 2009 and excerpts from transcript of earnings teleconference held on April 23, 2009 (Previously filed on Amendment No. 28 to Tender Offer Statement on Schedule TO on April 23, 2009)
(a)(5)(BB)	Press Release issued by Exelon, dated May 21, 2009 (Previously filed on Amendment No. 30 to Tender Offer Statement on Schedule TO on May 21, 2009)
(a)(5)(CC)	Press Release issued by Exelon, dated June 17, 2009 (Previously filed on Amendment No. 31 to Tender Offer Statement on Schedule TO on June 17, 2009)
(a)(5)(DD)	Definitive Proxy Statement of Exelon relating to 2009 Annual Meeting of Stockholders of NRG, dated June 17, 2009 (Previously filed on Amendment No. 31 to Tender Offer Statement on Schedule TO on June 17, 2009)
(a)(5)(EE)	Press Release issued by Exelon, dated June 22, 2009 (Previously filed on Amendment No. 32 to Tender Offer Statement on Schedule TO on June 23, 2009)
(a)(5)(FF)	Press Release issued by Exelon, dated June 25, 2009 (Previously filed on Amendment No. 33 to Tender Offer Statement on Schedule TO on June 26, 2009)
(a)(5)(GG)	Exelon notice to investment community dated July 1, 2009 (Previously filed on Amendment No. 34 to Tender Offer Statement on Schedule TO on July 1, 2009)
(a)(5)(HH)	Press Release issued by Exelon, dated July 2, 2009 (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(II)	Investor Presentation, July 2009, “Exelon’s Offer is About Value – Today and Tomorrow” (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(JJ)	Exelon notice to investment community, dated July 2, 2009 (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(KK)	Presentation to RiskMetrics Group and PROXY Governance, Inc., July 2009, “Exelon’s Offer is About Value – Today and Tomorrow” (Previously filed on Amendment No. 35 to Tender Offer Statement on Schedule TO on July 2, 2009)
(a)(5)(LL)	Transcript of Investor Conference Call, July 2, 2009 (Previously filed on Amendment No. 36 to Tender Offer Statement on Schedule TO on July 6, 2009)
(a)(5)(MM)	Press Release issued by Exelon, dated July 6, 2009 (Previously filed on Amendment No. 36 to Tender Offer Statement on Schedule TO on July 6, 2009)
(a)(5)(NN)	Press Release issued by Exelon, dated July 10, 2009 (Previously filed on Amendment No. 37 to Tender Offer Statement on Schedule TO on July 10, 2009)
(a)(5)(OO)	Press Release issued by Exelon, dated July 15, 2009 (Previously filed on Amendment No. 38 to Tender Offer Statement on Schedule TO on July 15, 2009)
(a)(5)(PP)	Advertisement placed by Exelon, July 16, 2009 (Previously filed on Amendment No. 39 to Tender Offer Statement on Schedule TO on July 16, 2009)
(a)(5)(QQ)	Press Release issued by Exelon, dated July 21, 2009 (Previously filed on Amendment No. 40 to Tender Offer Statement on Schedule TO on July 21, 2009)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Sidley Austin LLP (regarding certain tax matters) (Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008)